[redacted]

14047454

01a
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-65768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, CPAs, PC
(Name – *if individual, state last, first, middle name*)

31150 Northwestern Hwy, Ste 200	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terra Poisson
Notary Public - State of Michigan
Oakland County
My Commission Expires November 7, 2019

2/25/14

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS" REPORT ON INTERNAL CONTROL STRUCTURE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISION

AND

FREEDMAN GOLDBERG

Certified Public Accountants

A Professional Corporation

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK

GLORIA K. MOORE
JUDITH A. COOPER
KELLY BRADLEY
ANTHONY WILLIS

Independent Auditors' Report

Member
Brandt, Kelly & Simmons Securities, LLC
Southfield, Mi

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 2013 and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In make those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedure that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. Au audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2013, and the results of their operating and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17-a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relations to the financial statements as a whole.

The financial statements for the year ended December 31, 2012 were audited by a predecessor auditor in which an unmodified opinion was reported and dated on February 22, 2013.

Freedman & Goldberg
Certified Public Accountants
February 14, 2014

As of December 31, 2013

ASSETS

Cash	$ 86,682
Accounts receivable	19,100
Prepaid Expenses	4,065
Total Assets	$ 109,847

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 422
Accrued commissions	30,861
Total Liabilities	31,283
Members' Equity	78,564
Total Liabilities and Members' Equity	$ 109,847

The accompanying notes to financial statements are an integral part of this statement.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

Revenues	
Commissions	$ 283,947
Expenses	
Commissions	220,667
Compliance fees	1,950
Regulatory and registration fees	3,019
Education	800
Professional fees	12,671
Dues and subscriptions	83
Insurance	890
Rent	5,244
Utilities and telephone	744
Internet fees	1,008
Payroll expenses	9,540
Office supplies and expense	624
Printing and reproduction	372
Postage	795
Total Expenses	258,407
Net Profit (Loss)	$ 25,540

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2013

Member	Members' Equity - Beginning of Year	Net Income for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - End of year
K. Brandt	$ 17,008	$ 12,770	$ 9,504	-	$ 39,282
C.Simmons	17,008	12,770	9,504	-	39,282
Total	$ 34,016	$ 25,540	$ 19,008	-	$ 78,564

The accompanying notes to financial statements are an integral part of this statement.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net Income	$ 25,540
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease In:	
Acounts receivable	(8,883)
Prepaid expenses	(651)
Increase (Decrease) In:	
Accounts payable	(2,670)
Accrued commissions	14,185
Net Cash Provided By Operating Activities	27,521
Cash Flows from Financing Activities	
Capital Contributions from Member	19,008
Member's withdrawals	-
Net Cash Provided By Financing Activities	19,008
Net Increase in Cash	46,529
Cash - Beginning of Period	40,153
Cash - End of Period	$ 86,682

See accountants audit report and notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization and Nature of Business – Brandt, Kelly & Simmons Securities, LLC (the Company), is a Michigan limited liability company that is registered with the Securities and Exchange Commission for the purpose of conducting business as a broker-dealer in securities. The Company was started on November 7, 2002 The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and Cash Equivalents - For financial statement purposes, the Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There were no cash equivalents at December 31, 2013.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition – Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and from providing information related to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k) (2) (ii).

SIPC assessment accountants' report – Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessment, is not required.

Income Taxes – The accompanying financial statements do not include a provision or liability for Federal income taxes because the members are taxed individually on their share of Company earnings.

Recently issued accounting pronouncements – The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position of operations of the Company.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $74,183 which was $69,183 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.00.

There are no differences between the Computation for Net Capital as reported in the December 31, 2013 Focus Report and the amount reported in the audited financial statements.

Note 3. Related Party Transactions

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of BKS Advisors, LLC clients.

Expense agreement and Company resolutions – In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Company consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members:

Expenses	Monthly Amount
Payroll expenses	$795
Rent	437
Utilities and telephone	51
Internet fees	84
Postage	59
Office supplies and expense	57
Printing and reproduction	31
Professional fees	70
Total	$1,584

Note 4. Contingencies

The Company does not maintain errors and omission insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

Note 5. Subsequent Events

The Company has evaluated subsequent events through February 14, 2014, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

For the year ended December 31, 2013

SCHEDULE I

NET CAPITAL:		
Total Members' Equity		$ 78,564
DEDUCT:		
Non-allowable assets		
Accounts receivable - other	$ 316	
Prepaid Expenses	4,065	
Total Deductions		(4,381)
NET CAPITAL		74,183
MINIMUM REQUIRED NET CAPITAL		(5,000)
EXCESS NET CAPITAL		$ 69,183

Statement Pursant to Paragraph (d)(4) of Rule 17a-5

There are no differences between the Computation of net Capital as reported in the December 31, 2013 Focus Report and the amounts reported in the audited financcial statements.

See independent accountants' audit report.

For the year ended December 31, 2013

SCHEDULE II

NET CAPITAL		$ 74,183
Computation of Aggregate Indebtedness:		
Payable to Commissiond Agents	$ 422	
Accrued commissions	30,861	
Aggregate Indebtedness		$ 31,283
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.42 to 1.00

See independent accountants' audit report.

For the year ended December 31, 2013

SCHEDULE III

Brandt, Kelly & Simmons Securities, LLC is exempt from the Computation for Deterimination of Reserve Requirement for Broker/Deaker under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker/dealer, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with a clearing broker/dealer".

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK

GLORIA K. MOORE
JUDITH A. COOPER
KELLY BRADLEY
ANTHONY WILLIS

Members or Board of Directors
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

In planning and performing our audit of the financial statements of Brandt, Kelly & Simmons Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarter securities examinations, counts, verifications, and comparisons and records of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatement on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors or members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Freedman & Goldberg
Certified Public Accountants
Farmington Hills, Michigan
February 14, 2014